Exhibit 99.1

July 24, 2012

Re: GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING

FILING OF A SHELF PROSPECTUS IN ISRAEL.

The Company is pleased to report today that it has filed in Israel a shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus is valid for a period of two years and may be used by the Company to issue equity or debt in the future through the issuance of ordinary shares, debentures (of existing series and of new series), share purchase warrants, debenture purchase warrants and convertible debentures (the “Securities”), at the discretion of the Company, subject to the approval of the Tel Aviv Stock Exchange.

The Company has not yet made any decision as to the offering of any Securities, nor as to its scope, terms or timing and there is no certainty that such an offering will be made. A public offering from the Shelf Prospectus, if made, will be made in Israel.

The Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe Ltd.